KRUSE LANDA MAYCOCK & RICKS, LLC
                    136 EAST SOUTH TEMPLE, TWENTY-FIRST FLOOR
                         SALT LAKE CITY, UTAH 84111-1124
JAMES R. KRUSE                                         TELEPHONE: (801) 531-7090
                                                        TELECOPY: (801) 531-7091
WRITER'S E-MAIL                 MAILING ADDRESS:
jkruse@klmrlaw.com            Post Office Box 45561
                         Salt Lake City, Utah 84145-0561     WRITER'S VOICE MAIL
                                                                   Extension 127




                                  April 6, 2007


                                                                EDGAR FILING AND
                                                                   VIA FACSIMILE
                                                                  (202) 772-9217
Ms. Mary K. Fraser
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re:      Paxton Energy, Inc.
                  Registration Statement on Form SB-2
                  SEC File No.: 333-136399

Dear Ms. Fraser:

         Enclosed is a letter from Paxton Energy, Inc. requesting acceleration of the effective date of the above-referenced registration statement to 2:00 p.m., Eastern Time, Wednesday, April 11, 2007, or the earliest practicable date and time thereafter. The acceleration request is being submitted formally via the EDGAR filing system.

                                               Sincerely,
                                               KRUSE LANDA MAYCOCK & RICKS, LLC



                                               /s/ James R. Kruse
                                               James R. Kruse
JRK/apm
Enclosure

[Paxton Energy Logo]


                                  April 6, 2007


                                                                EDGAR FILING AND
                                                                   VIA FACSIMILE
                                                                  (202) 772-9217
Ms. Mary K. Fraser
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re:      Paxton Energy, Inc.
                  Registration Statement on Form SB-2
                  SEC File No.: 333-136399

Dear Ms. Fraser:

Paxton Energy, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement of Form SB-2 to Wednesday, April 11, 2007, at 2:00 p.m. Eastern Time, or the earliest practicable time and date thereafter.

In connection with the acceleration request, the officers and directors of Paxton Energy have read the registration statement in its entirety, including all of the exhibits thereto, and are familiar with all of the information contained therein. To the best of our knowledge, all of the information contained in the registration statement is complete and accurate in all material respects. We have no information or knowledge with respect to any material fact in connection with Paxton Energy or its past, current or prospective operation that would be materially adverse to Paxton Energy that is not disclosed in the registration statement or the prior filings made by Paxton Energy pursuant to the provisions of the Securities Act of 1934, as amended.

If you have any questions respecting the foregoing, please telephone.

Sincerely,

Paxton Energy, Inc.


/s/ Tom Manz
Tom Manz
Director

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Corporate Office                  Executive Office                  Operations Office
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2533 N. Carson Street, Suite 6232 4120 Douglas Blvd., Suite 306-428 355 Burrard Street, Suite 1150
Carson City, Nevada 89706         Granite Bay, CA 95746             Vancouver, B.C. V6C 2G8
Tel: 775.841.5049                 Tel: 916.797.0207                 Tel: 604.215.3832
Fax: 775.883.2384                 Fax: 916.791.0289                 Fax: 604.215.3831
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